                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    Form 11-K


       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended DECEMBER 31, 2000

                                       OR

       [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________ to ____________

                          COMMISSION FILE NO.: 0-11113


                 Full Title of the Plan and Address of the Plan:

                             PACIFIC CAPITAL BANCORP
                 Incentive & Investment and Salary Savings Plan
                               1021 Anacapa Street
                         Santa Barbara, California 93101
                    (Address of principal executive offices)

         Name of the Issuer of the securities held pursuant to the plan and the address of the principal executive office:

                             PACIFIC CAPITAL BANCORP
                               1021 Anacapa Street
                         Santa Barbara, California 93101
                    (Address of principal executive offices)

                             PACIFIC CAPITAL BANCORP

                 INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

                           DECEMBER 31, 2000 AND 1999

                                      INDEX


FINANCIAL STATEMENTS

        Report of Independent Accountants

        Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

        Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999


NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULE

        Schedule H (Part IV) - Schedule of Assets Held for Investment Purposes at End of Year

SIGNATURE

EXHIBIT

        23  - Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 12, 2001

                             PACIFIC CAPITAL BANCORP
                 INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

                 Statements of Net Assets Available for Benefits


                                                December 31,
                                       ----------------------------
                                          2000             1999
                                       -----------      -----------
ASSETS

Investments, at fair value             $45,287,613      $44,139,930

Receivables:
    Participant notes                    1,629,575        1,644,155
                                       -----------      -----------
Net assets available for benefits      $46,917,188      $45,784,085
                                       -----------      -----------

                             PACIFIC CAPITAL BANCORP
                 INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                                      Years Ended
                                                                     December 31,
                                                                2000               1999
                                                            ------------       ------------
Additions to net assets attributed to:
    Investment income:
       Interest                                             $    265,159       $    228,630
       Dividends                                                  38,018             25,057
       Net (depreciation) appreciation in fair
          value of investments                                  (715,022)         7,314,786
                                                            ------------       ------------
                                                                (411,845)         7,568,473
                                                            ------------       ------------
    Contributions:
       Employer                                                1,683,437          1,383,566
       Employee                                                3,251,605          2,754,741
                                                            ------------       ------------
                                                               4,935,042          4,138,307
    Transfer from affiliated plan                                153,399                 --
                                                            ------------       ------------
Total additions                                                4,676,596         11,706,780

Deductions from net assets attributed to:
    Benefit payments                                           3,215,304          6,193,259
    Transaction charge                                            19,766             15,710
    Participant notes receivable terminated
       due to withdrawal of participant                          203,017            159,931
                                                            ------------       ------------
Total deductions                                               3,438,087          6,368,900
Change in forfeiture reserve, net                               (105,406)          (191,581)
                                                            ------------       ------------
Net increase prior to plan merger                              1,133,103          5,146,299
Transfer of assets due to plan merger                                 --          4,283,924
                                                            ------------       ------------
Net increase                                                   1,133,103          9,430,223
Net assets available for benefits at beginning of year        45,784,085         36,353,862
                                                            ------------       ------------
Net assets available for benefits at end of year            $ 46,917,188       $ 45,784,085
                                                            ============       ============

                             PACIFIC CAPITAL BANCORP
                 INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN

                        Notes to the Financial Statements


1.      Description of Plan

        The following description of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

        The Plan is a defined contribution plan established effective January 1, 1966 and restated in its entirety effective January 1, 1998. Employees of Pacific Capital Bancorp (the "Company") become eligible to make deferred compensation contributions to the Plan after completing 90 days of employment and attaining the age 18 during the Plan year in which 1,000 or more hours are worked. Employees become eligible to receive an allocation of the Company's discretionary non-elective contribution after completing one year of service during which 1,000 or more hours are worked. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Contributions

        Participants may contribute an amount up to 10 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 18 pooled separate accounts, a Company stock account and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant's earnings.

        The Company will make a matching contribution in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 3 percent of the participant's compensation. The Company will also make a matching contribution in an amount equal to $.50 for each $1.00 of the next 3 percent of the participant's compensation, but not to exceed 4.5 percent of the participant's total compensation. The Company may also make discretionary non-elective contributions. Matching Company contributions are recorded in the same period as employee contributions. Discretionary non-elective contributions, if any, are recorded when approved and funded.

        Participant Accounts

        Each participant's account is credited with the participant's contribution and allocation of the Company's contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participant's investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants' account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Vesting

        Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company's matching contributions is based on years of service. A participant becomes vested in the Company's matching contributions as follows: 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service.

        A participant becomes vested in the Company's discretionary non-elective contributions as follows: 20 percent vested after two years of service, 30 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

        Participants of the former Citizens State Bank 401(k) Plan, which was merged into the Plan effective October 1, 1997, were 100 percent vested in Company matching contributions. They become vested in the Company's discretionary non-elective contributions as follows: 33.33 percent vested after one year of service, 66.67 percent vested after two years of service, and 100 percent vested after three years of service.

        Participants of the former Pacific Capital Bancorp 401(k) Profit Sharing Plan, which was merged into the Plan effective January 1, 1999 (Note
        10), become vested in all Company contributions as follows: 20 percent vested after one year of service, 40 percent after two years of service, 60 percent after three years of service, 80 percent after four years of service and 100 percent vested after five years of service.

        Benefit Payments

        On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested interest in his or her account, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

        Participant Notes Receivable

        A participant may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.00% to 10.50% and 5.00% to 12.00% for the years ended December 31, 2000 and 1999, respectively).

        Cash Equivalents

        Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2000 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is stated at fair value.

2.      Summary of Accounting Policies

        Method of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

        During the year ended December 31, 1999 the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters."

        Investment Valuation

        Investments in the general account are non-fully benefit responsive and are stated at fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company stock and investments held in the self-directed account are valued at their quoted market price.

3.      Investments

        Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                  December 31,
                                             2000            1999
CIGNA Charter Guaranteed Income Fund      $2,466,154      $      N/A
   interest rates, 5.55%; N/A
CIGNA Lifetime60 Fund                      2,763,428       3,254,032
   units, 225,586; 276,234
CIGNA Lifetime50 Fund                            N/A       2,621,038
   units, N/A; 210,694
CIGNA Lifetime40 Fund                      7,765,079       7,399,464
   units, 607,121; 573,158
CIGNA Lifetime30 Fund                      7,757,749       7,981,168
   units, 599,517; 614,882
CIGNA Lifetime20 Fund                      9,829,722       9,806,822
   units, 742,426; 731,307

        Investment Performance

        During the years ended December 31, 2000 and 1999, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                     Years Ended
                                                                    December 31,
                                                               2000              1999
                                                            -----------       -----------
General Account:
     CIGNA Charter Guaranteed Income Fund                   $   127,493       $    66,672

Pooled Separate Accounts:
     CIGNA Charter Actively Managed (Core) Fixed                 17,199              (773)
          Income Fund
     CIGNA Charter Corporate Bond Fund                            7,434              (589)
     CIGNA Charter High Yield Bond Fund                         (24,209)            6,559
     CIGNA Charter Growth & Income Fund                         (37,130)           53,406
     CIGNA Charter Large Company Stock Index Fund              (156,849)          290,751
     CIGNA Charter Large Company Stock Fund                      (6,949)            2,275
     CIGNA Charter Large Company Stock - Value I Fund           191,436           255,588
     CIGNA Charter Large Company Stock - Growth Fund           (344,460)          477,733
     CIGNA Charter Small Company Stock - Value I Fund           108,174            61,059
     CIGNA Charter Small Company Stock - Growth Fund             80,279           329,349
     CIGNA Charter Midsize Company Stock - Growth Fund          196,803            62,399
     CIGNA Lifetime60 Fund                                      117,383           217,290
     CIGNA Lifetime50 Fund                                       (4,021)          476,249
     CIGNA Lifetime40 Fund                                      (76,474)        1,028,021
     CIGNA Lifetime30 Fund                                      (26,049)        1,367,728
     CIGNA Lifetime20 Fund                                     (127,742)        1,984,350
     CIGNA Janus Worldwide Fund                                (297,567)          330,869
     CIGNA Lazard International Equity Fund                     (29,407)           62,140
                                                            -----------       -----------
                                                               (412,149)        7,004,404

Common Stock:
     Pacific Capital Bancorp Stock                              (72,049)          333,524

Self-Directed Account:
     Money Market Fund                                            5,548               745
     Equities                                                  (121,690)           30,395
     Mutual Funds                                               (76,664)               --
                                                            -----------       -----------
                                                               (192,806)           31,140

Participant Notes Receivable                                    137,666           132,733
                                                            -----------       -----------

     Net (decrease) increase                                $  (411,845)      $ 7,568,473
                                                            ===========       ===========

4.      Investment Contract with Insurance Company

        The Plan participates in a contract with CG Life by means of investments in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of this investment with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund, the Plan is credited with interest at the rates specified in the contract which was 5.55% for the year ended December 31, 2000 and ranged from 5.65% to 5.50% for the year ended December 31, 1999, net of asset charges. CG Life prospectively guaranteed the interest rates credited for six months. As discussed in
        Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.      Related-Party Transactions

        Plan assets include investments in funds managed by CG Life, a wholly-owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of Pacific Capital Bancorp, the Plan sponsor, which also qualifies as a party-in-interest.

6.      Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.      Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated September 21, 1992, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Plan's administrator and the tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.      Reconciliation of Plan Financial Statements to the Form 5500

        Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.      Transfer from Affiliated Plan

        In 2000, certain employees and their participant balances were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust, an affiliated plan, to the Plan. According to the provisions of the Internal Revenue Code ("IRC"), when employees have been participating in an Employee Stock Ownership Plan ("ESOP") for ten years and have attained the age of 55, the Company is required to permit those "qualified" employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp common stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

10.     Plan Merger

        Effective January 1, 1999, the former Pacific Capital Bancorp 401(k) Profit Sharing Plan (the "Merged Plan") was merged into this Plan. Participant accounts in the Merged Plan will be maintained under this Plan in accordance with the Plan agreement.

11.     Forfeitures

        The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested Company contributions remaining in the Plan for terminated employees. When a terminated employee's break-in-service exceeds the period defined in the Plan, the generated forfeiture is added to the forfeiture reserve balance. The forfeiture reserve of $789 and $3,002 at December 31, 2000 and 1999, respectively, is available to offset contributions which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2000 and 1999, Company cash contributions were offset by $106,016 and $199,021, respectively, from forfeited nonvested accounts.

                             PACIFIC CAPITAL BANCORP
                 INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN


    Schedule H (Part IV) Form 5500 -- Schedule of Assets Held for Investment
                   Purposes at End of Year December 31, 2000

   (a)               (b)                              (c)
             Identity of issue,       Description of investment including                      (e)
                  borrower,            maturity date, rate of interest,        (d)           Current
         lessor, or similar party     collateral, par or maturity value       Cost           value
    *    Connecticut General Life    CIGNA Charter Guaranteed Income Fund      N/A**        $2,466,154
         Insurance Company

    *    Connecticut General Life    CIGNA Charter Actively Managed            N/A**           174,914
         Insurance Company           (Core) Fixed Income Fund

    *    Connecticut General Life    CIGNA Charter Corporate Bond Fund         N/A**            96,443
         Insurance Company

    *    Connecticut General Life    CIGNA Charter High Yield Bond Fund        N/A**           173,851
         Insurance Company

    *    Connecticut General Life    CIGNA Charter Growth & Income Fund        N/A**           741,304
         Insurance Company

    *    Connecticut General Life    CIGNA Charter Large Company Stock         N/A**         1,543,719
         Insurance Company           Index Fund

    *    Connecticut General Life    CIGNA Charter Large Company               N/A**            77,480
         Insurance Company           Stock Fund

    *    Connecticut General Life    CIGNA Charter Large Company               N/A**         1,707,661
         Insurance Company           Stock - Value I Fund

    *    Connecticut General Life    CIGNA Charter Large Company               N/A**        $1,581,306
         Insurance Company           Stock - Growth Fund

    *    Connecticut General Life    CIGNA Charter Small Company               N/A**           571,336
         Insurance Company           Stock - Value I Fund

    *    Connecticut General Life    CIGNA Charter Small Company               N/A**         1,257,739
         Insurance Company           Stock - Growth Fund

    *    Connecticut General Life    CIGNA Charter Midsize Company             N/A**         1,422,155
         Insurance Company           Stock - Growth Fund


*    Indicates an identified person known to be a party-in-interest to the Plan.

**   Cost information has been omitted for participant directed investments.

   (a)               (b)                              (c)
             Identity of issue,       Description of investment including                      (e)
                  borrower,            maturity date, rate of interest,        (d)           Current
         lessor, or similar party     collateral, par or maturity value       Cost           value
    *    Connecticut General Life    CIGNA Lifetime60 Fund                     N/A**         2,763,428
         Insurance Company

    *    Connecticut General Life    CIGNA Lifetime50 Fund                     N/A**         1,754,478
         Insurance Company

    *    Connecticut General Life    CIGNA Lifetime40 Fund                     N/A**         7,765,079
         Insurance Company

    *    Connecticut General Life    CIGNA Lifetime30 Fund                     N/A**         7,757,749
         Insurance Company

    *    Connecticut General Life    CIGNA Lifetime20 Fund                     N/A**        $9,829,722
         Insurance Company

    *    Connecticut General Life    CIGNA Janus Worldwide Fund                N/A**         1,439,210
         Insurance Company

    *    Connecticut General Life    CIGNA Lazard International Equity         N/A**           259,652
         Insurance Company           Fund

    *    National Financial          Pacific Capital Bancorp Stock             N/A**         1,453,748
         Services Corporation

    *    Plan Participants           Participant Notes Receivable              N/A**         1,629,575

    *    Connecticut General Life    Cash Equivalents (CIGNA Charter           N/A**                64
         Insurance Company           Guaranteed Short-Term Account)


*    Indicates an identified person known to be a party-in-interest to the Plan.

**   Cost information has been omitted for participant directed investments.

   (a)               (b)                              (c)
             Identity of issue,       Description of investment including                      (e)
                  borrower,            maturity date, rate of interest,        (d)           Current
         lessor, or similar party     collateral, par or maturity value       Cost           value
         Temporary Investments

    *    Connecticut General Life    CIGNA Money Market Fund                   N/A**        $88,749
         Insurance Company

         Equity Investments

    *    Connecticut General Life    Amgen Inc.                                N/A**          6,394
         Insurance Company           Common Stock

    *    Connecticut General Life    Cash on Line LTD                          N/A**             15
         Insurance Company           Common Stock

    *    Connecticut General Life    Cisco Systems Inc.                        N/A**         53,550
         Insurance Company           Common Stock

    *    Connecticut General Life    Dell Computer Inc.                        N/A**          5,005
         Insurance Company           Common Stock

    *    Connecticut General Life    Desert Health Products Inc.               N/A**          2,126
         Insurance Company           Common Stock

    *    Connecticut General Life    Infosys Technologies LTD                  N/A**          1,292
         Insurance Company           Common Stock

    *    Connecticut General Life    Intel Corporation                         N/A**          6,013
         Insurance Company           Common Stock

    *    Connecticut General Life    Krispy Kreme Doughnuts, Inc.              N/A**         12,450
         Insurance Company           Common Stock

    *    Connecticut General Life    Microsoft Corporation                     N/A**          8,675
         Insurance Company           Common Stock

    *    Connecticut General Life    Nasdaq 100 Trust Unit Series I            N/A**         45,824
         Insurance Company           Common Stock


*    Indicates an identified person known to be a party-in-interest to the Plan.

**   Cost information has been omitted for participant directed investments.

   (a)               (b)                              (c)
             Identity of issue,       Description of investment including                      (e)
                  borrower,            maturity date, rate of interest,        (d)           Current
          lessor, or similar party     collateral, par or maturity value       Cost           value
         Equity Investments (continued)

    *    Connecticut General Life    Nokia Corporation                         N/A**        $7,961
         Insurance Company           Common Stock

    *    Connecticut General Life    Pacific Aerospace & Electronic Inc.       N/A**         3,735
         Insurance Company           Common Stock

    *    Connecticut General Life    QUALCOMM Inc.                             N/A**         8,219
         Insurance Company           Common Stock

    *    Connecticut General Life    SDL Inc.                                  N/A**        15,263
         Insurance Company           Common Stock

    *    Connecticut General Life    Starbase Corp.                            N/A**           234
         Insurance Company           Common Stock

    *    Connecticut General Life    Struthers Inc.                            N/A**           185
         Insurance Company           Common Stock

    *    Connecticut General Life    Takeoutmusic.com Holdings Corp.           N/A**           764
         Insurance Company           Common Stock

    *    Connecticut General Life    TIMEX U.S.A. Inc.                         N/A**         1,812
         Insurance Company           Common Stock

    *    Connecticut General Life    Celestrial Asia Securities Holdings       N/A**           150
         Insurance Company           Common Stock
                                                                                            -------
                                                                                            179,667
                                                                                            -------

*    Indicates an identified person known to be a party-in-interest to the Plan.

**   Cost information has been omitted for participant directed investments.

   (a)               (b)                              (c)
             Identity of issue,       Description of investment including                      (e)
                  borrower,            maturity date, rate of interest,        (d)           Current
          lessor, or similar party     collateral, par or maturity value       Cost           value
         Mutual Funds

    *    Connecticut General Life    Alger Capital Appreciation Portfolio      N/A**         $26,095
         Insurance Company           Class B Fund
                                     Mutual Fund

    *    Connecticut General Life    Baron Small Cap Fund                      N/A**           7,324
         Insurance Company           Mutual Fund

    *    Connecticut General Life    Janus Global Life Sciences Fund           N/A**          22,013
         Insurance Company           Mutual Fund

    *    Connecticut General Life    Janus Mercury Fund                        N/A**          39,113
         Insurance Company           Mutual Fund

    *    Connecticut General Life    Janus Olympus Fund                        N/A**          66,846
         Insurance Company           Mutual Fund

    *    Connecticut General Life    Strong Growth Fund                        N/A**           6,927
         Insurance Company           Mutual Fund

    *    Connecticut General Life    T. Rowe Price European Stock Fund         N/A**           8,230
         Insurance Company           Mutual Fund

    *    Connecticut General Life    Vanguard International Growth             N/A**           5,457
         Insurance Company           Portfolio
                                     Mutual Fund
                                                                                            --------
                                                                                             182,005
                                                                                            --------
         Total Assets Held by CIGNA Representing the CIGNA Direct Account                   $450,421
                                                                                            --------


*    Indicates an identified person known to be a party-in-interest to the Plan.

**   Cost information has been omitted for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


PACIFIC CAPITAL BANCORP
INCENTIVE & INVESTMENT AND SALARY SAVINGS PLAN



/s/  Donald Lafler
Donald Lafler                       June 29, 2001
Executive Vice President
Chief Financial Officer

CONSENT OF INDEPENDENT ACCOUNTANTS

EXHIBIT 23



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-40220) of Pacific Capital Bancorp of our report dated June 12, 2001 relating to the financial statements of the Pacific Capital Bancorp Incentive & Investment and Salary Savings Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

HARTFORD, CONNECTICUT
June 25, 2001